FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F
                                       [ X ]

                                   Form 40-F

                                       [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       [   ]

                                       No
                                       [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   --   ---


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------

By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 25 October 2004
      ---------------


                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                               Reference
Press Release dated 25 October 2004 - Eidos To Publish Titles for the Brew(R) Solution

            Eidos to Publish Titles for the BREW Solution;
         Tomb Raider to Appear on BREW-Enabled Mobile Phones

    LONDON--(BUSINESS WIRE)--Oct. 25, 2004--Eidos, one of the world's leading publishers and developers of entertainment software, announces it has signed an agreement with QUALCOMM, pioneer and world leader of Code Division Multiple Access (CDMA) digital wireless technology, to publish games for BREW-enabled mobile phones.
    Developed by QUALCOMM, the BREW(R) solution is a unique system that supports the very latest in applications and services for wireless handsets, from games to ringtones, to position location and productivity software as well as user interface (UI) support and customization. Eidos plans to launch some of its key brands for BREW-enabled mobile phones, including Tomb Raider and Thief.
    Simon Protheroe, Eidos' director of new media and online technologies says:
    "BREW has helped increase user demand in the wireless gaming industry, and Eidos wants to tap into this rapidly growing marketplace. We look forward to working with QUALCOMM and using the technical and business capabilities of the BREW solution to distribute our major franchises to mobile users around the world."
    Mike Yuen, director of BREW developer relations for QUALCOMM Internet Services says:
    "QUALCOMM is very pleased to have a leading company like Eidos join the growing ranks of high calibre BREW publishers that are providing leading-edge games to mobile users. As one of the industry's premier entertainment software publishers, Eidos offers an impressive portfolio of well-recognized titles for operators that provide BREW-based services."

    About BREW

    QUALCOMM's BREW solution provides products and services that connect the mobile marketplace value chain, which includes publishers, developers, content providers, device manufacturers, operators and consumers. Publishers and developers worldwide are generating revenue from BREW-based applications and content, and 27 manufacturers have offered more than 150 BREW-enabled device models to consumers. BREW is successfully enabling the commercial wireless data services of many successful operators, including Verizon Wireless, Alaska Communication Systems, ALLTEL, Cellular One, Cellular South, Cricket Communications, MetroPCS, Midwest Wireless, NTELOS, Pioneer, Rural Cellular Corporation and U.S. Cellular in the United States, Bermuda Digital Communications, China Unicom, KDDI in Japan, KTF in South Korea, Hutch in Thailand, Iusacell in Mexico, VIBO in Taiwan, Tata in India, Telstra in Australia, VIVO in Brazil, BellSouth Argentina, BellSouth Chile, BellSouth Colombia, BellSouth Ecuador, BellSouth Guatemala, BellSouth Nicaragua, BellSouth Panama, BellSouth Peru, Movicom in Argentina, Movicom in Uruguay, Telcel and Movilnet in Venezuela, Verizon Dominicana, Verizon Wireless Puerto Rico, Pelephone in Israel and Zapp in Romania.

    About Eidos

    Eidos plc is one of the world's leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation(R)2 computer entertainment system, Nintendo GameCube(TM) and the Xbox(TM) video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com

    QUALCOMM and BREW are registered trademarks of QUALCOMM
Incorporated. All other trademarks are the property of their respective owners.


    CONTACT: Eidos plc
             Steve Starvis, +44-(0)-20-8636-3000
             Fax: +44-(0)-020-8636-3001